Exhibit 12.1

DYNEGY HOLDINGS INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						Pro Forma(a)	Historical	Pro Forma
	Historical						Three Months Ended
	Years Ended December 31,					Year Ended December 31, 2005	March 31, 2006	March 31, 2006
	2001	2002	2003	2004	2005
	(in millions, except ratios)
Computation of Loss:
Pre-tax earnings (losses) from continuing operations, adjusted for minority interest	737	(1,342)	(625)	(444)	(872)	(996)	27	54
Less: undistributed earnings (losses) from equity investees	92	(126)	(5)	(6)	(68)	(68)	2	2

Computed Earnings (Loss)	$645	$(1,216)	$(620)	$(438)	$(804)	$(928)	$25	$52

Fixed Charges:
Interest costs:
Interest Expense and amortization of financing costs and discount and premium on all indebtedness	152	286	338	359	373	298	78	59
Capitalized	20	16	12	4	3	3	1	1
Estimated interest component of rental expenses	33	71	66	67	67	67	16	16

Total fixed charges	$205	$373	$416	$430	$443	$368	95	76

Pre-tax computed earnings (losses) and fixed charges, exclusive of capitalized interest	$830	$(859)	$(216)	$(12)	$(364)	$(563)	119	127

Ratio of earnings (losses) to fixed charges(b)	4.04	—	—	—	—	—	1.25	1.67

(a)	To give effect to (i) the April 2006 offer and sale of $750 million principal amount of the Outstanding Notes and the use of the net proceeds therefrom (together with cash on hand) to consummate the SPN Tender Offer, (ii) the July 2006 offer and sale of $296.834 million principal amount of the Outstanding Notes and the related consummation of the Sithe Debt Exchange; (iii) the Term Loan Facility, (iv) the Term L/C Facility, (v) the SPN Tender Offer and (vi) the 2008 Notes Redemption, as if these transactions had each occurred on January 1, 2005.
(b)	For the years ended December 2002, 2003, 2004, and 2005, earnings were insufficient to cover fixed charges by $1,232 million, $632 million, $442 million and $807 million, respectively. For the pro forma year ended December 31, 2005, earnings were insufficient to cover fixed charges by $931 million.